

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

March 19, 2007

Mr. John Works, President & Chief Executive Officer
Rancher Energy Corp.
999-18th Street, Suite 1740
Denver, Colorado 80202

> **Re:     Rancher Energy Corp.**
> **Registration Statement on Form S-1**
> **Filed March 6, 2007**
> **File No. 333-141086**

Dear Mr. Works:

   We have limited our review of your filing to those issues we have addressed in our comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1 filed March 6, 2006

General

1.  The number of securities being registered as disclosed in the fee table does not coincide with the number of shares offered as identified on the cover page. Please reconcile.

2.  Please file as an exhibit a legality opinion prior to effectiveness. We note that the exhibit list does not identify the legality opinion as a document that you intend to file with your next amendment. We may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

3.  We note that you identify certain statements as "forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995." As a penny stock issuer, you cannot rely on the safe harbor for forward looking statement under the PSLRA. Please revise your disclosure accordingly.

Security Ownership of Certain Beneficial Owners and Management, page 41

4.  Please identify the natural persons with the power to vote and dispose of the securities held by the entities identified under this caption.

Selling Stockholders, page 47

5.  Please expand the table to identify the natural persons with the power to vote and dispose of the securities being offered for resale. See Interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual. If more than one holder is listed as beneficial owner for the same securities, include explanatory text or footnotes.

6.  Identify all selling stockholders who are registered broker-dealers. Unless you can confirm to us that such selling stockholders received the securities as compensation for investment banking services, please identify them as underwriters. Identify all selling stockholders who are affiliates of registered broker-dealers. Please identify such selling stockholders as underwriters, unless you can confirm to us that the selling stockholders (1) purchased the securities in the ordinary course of business and (2) at the time of purchase, had no agreements or understandings, directly or indirectly, with any party to distribute the securities.

Form 10-Q for the Fiscal Quarter Ended December 31, 2006

General

7.    As necessary, revise the Form S-1 to conform to changes made to Forms 10-Q and 8-K in response to the following comments.

Balance Sheets, page 3

8.    Tell us how you considered the provisions of SFAS 7 and the related disclosure requirements of a development stage company, and whether the Registrant will meet this requirement for its fiscal year ended March 31, 2007.  The word "development" has a very specific meaning for registrants in the oil and gas industry.

Notes to Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies

Share-Based Payment, page 9

9.    You disclose that for CEO options granted, the stock price at the valuation date was calculated using an estimated price based on the unit price at that date.  Tell us why this methodology was used, given that the Registrant's stock had an observable market price on the date of the grant, and identify the specific accounting standard that allow this methodology.  It is unclear why you have used a value reflecting the combination of options and warrants to account for the issuance of options only.  Also, tell us how this policy impacted the compensation disclosures provided throughout this footnote.  We may have further comment.

Stock Options for the Nine Months Ended December 31, 2006, page 10

10.   We note your CEO was granted 4,000,000 options with a strike price of $0.00001 per share.  Provide a schedule showing how this grant and the other grant of 2,325,000 shares relates to your disclosures of 2006 stock compensation expense of $1,020,739, unrecognized compensation cost of $3,224,421 and the weighted average prices in the option table.

11.   We note the disclosure that on December 21, 2006, all option holders agreed to be precluded from exercising any options until the Company increases its authorized shares of common stock.  This agreement appears to be a modification of the original stock options' terms by extending the expected life of the option.  Tell us how this modification impacted your assumptions and resulting valuation of the options for measuring compensation expense.

12.     Provide all the disclosures required for share-based payments required by Statement of Financial Accounting Standards (SFAS) 123(R), paragraphs 64, A240 and A241. In particular, disclose the weighted-average grant-date fair value of options granted.

Note 5 – Sale of Common Stock and Warrants, page 14

13.     Due to the number of issuances throughout the year, it would be helpful to provide a table summarizing all warrants outstanding as of December 31, 2006, which includes exercise prices and expiration dates.

Warrant Modification, page 14

14.     We note the unitholder letter agreement waiving temporarily the ability to exercise the warrants issued in the unit offerings. Tell us why such agreement is sufficient to avoid liability recognition under Emerging Issue Task Force Issue (EITF) 00-19. Specifically address whether this agreement is legally binding and transferable, such that future holders of the warrants would also be subject to the agreement. We may have further comment.

15.     Tell us what the impact of the un-exercisable warrants would be in your financial statements should you be unable to obtain shareholder approval to increase your authorized shares.

16.     Tell us how you considered the fact that obtaining shareholder approval to increase the number of authorized shares is outside your control, in your analysis under EITF 00-19.

17.     Tell us if you are at any point obligated to net cash settle the warrants outstanding.

18.     We note the disclosure that the warrant modification extended the exercise price of $0.75 through the second year. Tell us what agreement filed contains this provision.

19.     In addition, please tell us what consideration was given to other warrant holders and option holders in exchange for signing the agreement precluding exercise of the securities until the number of authorized shares is increased.

Registration Payments and Other Arrangements, page 15

20.     We note you have not recorded a liability under the registration rights agreement. Provide all the disclosures required by Staff Position EIFT 00-19-2, paragraph 12 for this arrangement.

21.     We note you disclose that the table "does not purport to be a complete description" and is qualified by reference to the certain exhibits outside the financial statements and related footnotes.  Also, you state other capitalized terms not otherwise defined shall have the meanings as set forth in other documents.  In the disclosures to your annual report as of March 31, 2006 to be filed on Form 10-K, we would expect these disclosures to include a complete, self-contained description of your equity agreements.

22.     We note the securities purchase agreement provides for the Registrant to pay the investors 2% of the purchase price monthly after 120 days of the closing date until stockholder approval for an increase in authorized shares is obtained.  Your disclosure does not indicate whether the penalty payments are subject to a cap amount.  Therefore, it appears this provision may require liability treatment for net cash settlement under EITF 00-19, paragraph 12.  As this provision is not within the scope of Staff Position EITF 00-19-2, provide your analysis of this provision under EITF 00-19 and the conclusions you reached as to the accounting treatment.

23.     Please identify the location of this provision in the agreements signed by option holders and holders of warrants issued from June 2006 through October 2006.

Management Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 22

24.     Provide a discussion summarizing the nature, amount and terms of your outstanding warrants and options as of the latest balance sheet date to enable a reader to assess material changes in your financial condition and known uncertainties that are reasonably likely to effect your liquidity in a material way.  Refer to Regulation S-K Item 303(b) and Financial Reporting Codification 501.02.

Controls and Procedures, page 25

25.     Provide a disclosure of any changes in the Registrant's internal control over financial reporting as required by Regulation S-K Item 308(c).

Exhibits 31.1 and 31.2

26.     We note that paragraph four and five of the certification required by Exchange Act Rule 13a-14(a) does not refer to the Registrant's other certifying officer.  Please file an amendment to the Form 10-Q that includes the entire periodic report and a new, corrected certification required by Regulation S-K Item 601(b)(31).

Form 8-K/A filed March 6, 2007

Financial Statements and Exhibits, page 3

27.     We note that, although you had some oil and gas properties at September 30, 2006, such properties were not producing, and one property had been impaired. Therefore, the producing properties acquired in December 2006 appear to meet the definition of a predecessor under Regulation C, Rule 405 as they represent substantially all your operations on a going forward basis.  Please amend your Form 8-K/A to include the full financial statements as required by Regulation S-X, Rules 3-01 through 3-04 for each of the South Cole Creek and South Glenrock properties.  Your pro forma financial statements should also be revised to include the full financial statement information for the periods required by Regulation S-X Rule 3-05.

Independent Auditor's Report, page 4

28.     Please ensure the audit opinion covering the predecessor statements of the South Cole Creek and South Glenrock properties states the audits were conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States).

29.     The predecessor statements of the South Cole Creek and South Glenrock properties should be filed as supplementary financial statements in your next annual report as of March 31, 2007 on Form 10-K as required by Regulation S-X, Rules 3-01 through 3-04.

Pro forma financial information

Unaudited Pro Forma Financial Statements, page 15

30.     Disclose the revenues and income for the interim periods that were excluded in the pro forma statements of income.  Refer to Regulation S-X, Article 11-02(c)(3) for further guidance.

31.     We note the pro forma statements of operations are based on currently available information.  To the extent you are awaiting additional information necessary for the measurement of a contingency, disclose the following:

- the fact that purchase price allocation is preliminary,
- the nature of the contingency,
- the reasons why the allocation is preliminary,
- when the allocation is expected to be finalized, and

- any other information available to allow a reader to understand the magnitude of any potential accrual or range or reasonably possible loss.

Unaudited Pro Forma Condensed Statement of Operations, pages 18 and 19

32.     Add a line for income tax expense and a pro forma footnote to explain why income tax expense does not equal the statutory rate.

Notes to Unaudited Pro Forma Condensed Financial Statements

Unaudited Pro Forma Condensed Balance Sheet as of September 30, 2006, page 20

33.     Revise adjustments (d) and (e) to include a schedule of the purchase price and the preliminary purchase price allocation.  Disclose any significant liabilities and tangible or intangible assets likely to be recognized and uncertainties regarding the effects of amortization periods assigned to those assets.

Unaudited Pro Forma Condensed Statement of Operations for the Six Months Ended September 30, 2006 and for the Year Ended March 31, 2006, page 20

34.     Revise adjustment (h) to disclose that the weighted average shares outstanding were increased as of the beginning of the period presented.

35.     Disclose the amount of antidilutive securities excluded from the diluted weighted average shares outstanding.

36.     Provide pro forma reserve quantities and standardized measure information in accordance with SFAS 69 for the most recently completed fiscal year.  Refer to Question 7 of SAB Topic 2:D for further guidance.

**Engineering Comments**

Form 10-Q for the Fiscal Quarter Ended December 31, 2006

Notes to Financial Statements, page 9

Property Acquisitions, page 11

Carbon Dioxide Product Sale and Purchase Control, page 12

37.     You state that you have agreed to pay $1.50 per thousand cubic feet adjusted to the price of Wyoming sweet oil and agreed to convey to Anadarko an overriding royalty interest that increases over time, not to exceed 5% for the $CO_2$.  Tell us how this compares to the market price for $CO_2$ in the same area.  We may have further comments.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 19

38.     With regards to the 12 mile $CO_2$ pipeline that you need to construct, please
        expand your disclosure to discuss the estimated cost of that pipeline, the source
        of the funds and the timing for building it.

Closing Comments

        As appropriate, please amend your registration statement in response to these
comments.  You may wish to provide us with marked copies of the amendment to
expedite our review.  Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information.  Detailed cover
letters greatly facilitate our review.  Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision.  Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the
    filing effective, it does not foreclose the Commission from taking any action with
    respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in
    declaring the filing effective, does not relieve the company from its full responsibility
    for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a
    defense in any proceeding initiated by the Commission or any person under the
    federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the
registration statement as confirmation of the fact that those requesting acceleration are

aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement.  Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.  Please provide this request at least two business days in advance of the requested effective date.

You may contact at Gary Newberry at (202) 551-3761 or April Sifford at (202) 551-3684 if you have questions regarding the accounting comments.  Direct your questions regarding the engineering comments to James Murphy, Petroleum Engineer, at (202) 551-3703.  Please contact Carmen Moncada-Terry at (202) 551-3687 or in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707.

Sincerely,

H. Roger Schwall
Assistant Director

cc:     G. Newberry
        A. Sifford
        J. Murphy
        T. Levenberg
        C. Moncada-Terry